Exhibit 99.1

CORPORATE RELEASE
STATS ChipPAC Intends to Voluntarily Delist from
Nasdaq, Terminate its ADR Program and Deregister
under the U.S. Securities Exchange Act of 1934
United States — 11/9/2007, Singapore — 11/9/2007 — STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” — NASDAQ: STTS and SGX-ST: STATSChP), a leading independent semiconductor test and advanced packaging service provider, today announced its intention to voluntarily delist its American Depositary Shares (“ADSs”) from the Nasdaq Global Select Market (“Nasdaq”), terminate its American Depositary Receipts (“ADR”) program with Citibank, N.A., the depositary for the ADSs (the “Depositary”), and, if and when it becomes eligible to do so, terminate the registration of its ordinary shares and ADSs at the U.S. Securities and Exchange Commission (“SEC”) under the U.S. Securities Exchange Act of 1934, as amended (“Exchange Act”).
As disclosed in the Schedule 13D filed by Singapore Technologies Semiconductors Pte Ltd (“STSPL”) and Temasek Holdings (Private) Limited (“Temasek”) with the SEC on October 16, 2007, STSPL may seek to cause the Company to voluntarily delist from Nasdaq or the Singapore Exchange Securities Trading Limited (“SGX-ST”), or both. STSPL may also seek to cause the Company to deregister under the Exchange Act if it becomes eligible to do so. STSPL and Temasek have been discussing with the Company the possible delisting from Nasdaq and the SGX-ST, termination of the Company’s ADR program, and deregistration under the Exchange Act. STSPL, a wholly owned subsidiary of Temasek, currently owns approximately 83.0% of the ordinary shares (including ADSs) of the Company.
STSPL and Temasek also disclosed in their Schedule 13D filing that STSPL intends to continue to seek to acquire additional ordinary shares and ADSs through open market purchases, privately negotiated transactions or otherwise, upon such terms and at such prices as STSPL shall determine. Furthermore, in accordance with the continuing listing rules of the SGX-ST (the “SGX-ST Listing Rules”), if STSPL submits a delisting proposal to the Company to seek a voluntary delisting of the Company from the SGX-ST, STSPL must offer all holders of outstanding ordinary shares (including ordinary shares represented by ADSs, if any) and outstanding convertible bonds issued by the Company a reasonable exit alternative (“Exit Offer”). The Exit Offer customarily provided to shareholders in such circumstances would be a cash offer to all shareholders to acquire their ordinary shares of the Company. Any further purchases of ordinary shares and ADSs by STSPL or making the Exit Offer may facilitate the Company’s satisfaction of the requirements for deregistration under the Exchange Act. STSPL and Temasek disclosed in their Schedule 13D filing that STSPL intends to propose to the Company to deregister under the Exchange Act if and when it becomes eligible to do so. In anticipation of the foregoing (which are discussed further below), the Company intends to voluntarily delist from Nasdaq,

STATS ChipPAC Ltd.
Company Registration No.: 199407932D
Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint,
Singapore 569059
www.statschippac.com

terminate its ADR program, and if and when it becomes eligible to do so, deregister under the Exchange Act.
Delisting from Nasdaq
The Company intends to file a notification of removal from listing on Nasdaq on Form 25 with the SEC on or about December 21, 2007. The withdrawal of the ADSs from listing on Nasdaq should be effective 10 days after the filing of the notice on Form 25 with the SEC, unless the Form 25 is withdrawn by the Company prior to its effectiveness. Accordingly, the Company expects that the last day of trading of its ADSs on Nasdaq will be on or about December 31, 2007. The Company reserves the right to delay the filing of the Form 25 or later withdraw the Form 25 filing for any reason prior to its effectiveness.
The Company has not arranged (nor is it planning to arrange) for the listing of the Company’s securities on another U.S. securities exchange or for quotation of the Company’s securities on any other quotation medium in the United States. Following the delisting of the Company’s ADSs from Nasdaq and the termination of the ADR program discussed further below, it is possible that an unsponsored ADR program could be established, in which case any such unsponsored ADSs would trade on the over-the-counter market. The Company’s ordinary shares will continue to trade on the SGX-ST, unless the Company’s listing on the SGX-ST is suspended or withdrawn as discussed below.
Termination of ADR Program
Prior to delisting, ADS holders can elect to sell their ADSs on Nasdaq or they are entitled, upon payment of ADS cancellation fees, to exchange their ADSs with the Depositary for the underlying ordinary shares, subject to the terms and conditions of the deposit agreement for the ADSs. Following the delisting, ADS holders will still be entitled, for a period of time after the termination of the ADR program and upon payment of ADS cancellation fees, to exchange their ADSs for the underlying ordinary shares, subject to the terms and conditions of the deposit agreement for the ADSs. The Deposit Agreement provides that the period of time after termination of the ADR program during which ADSs may be exchanged for the underlying ordinary shares to be six months. The Company is in discussions with the Depositary about amending the Deposit Agreement to shorten this period from six months to two months. If the Deposit Agreement is so amended, a notification will be sent to ADS holders setting forth the amendment and the amendment would become effective after the expiration of 30 days after the notice to the ADS holders. At the end of this period, any remaining ordinary shares underlying the ADSs will be sold, the proceeds of sale will be held by the Depositary and the ADSs will represent only the right to receive the cash proceeds of sale of the underlying ordinary shares without interest thereon. A notification will be sent to ADS holders setting forth the termination of the ADR program in due course.
Intention to deregister from Exchange Act
The Company currently intends to terminate the registration of its ordinary shares and ADSs and reporting obligations under the Exchange Act if and when it becomes eligible to do so.
The chart below indicates the earliest time when the Company would be eligible for deregistration under the alternative standards for deregistration:

STATS ChipPAC Ltd.
Company Registration No.: 199407932D
Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint,
Singapore 569059
www.statschippac.com

Standard	Timing
If the average daily trading volume (“ADTV”) of ordinary shares and ADSs during a recent 12-month period in the U.S. is no greater than 5% of the ADTV on a worldwide basis	The Company must wait at least 12 months after the Company’s Nasdaq delisting and termination of ADR program.

At the time of deregistration, the Company must also meet other applicable conditions, including the continuing listing on the SGX-ST as the Company’s primary trading market for at least 12 months prior to deregistration.
Less than 300 U.S. holders	As soon as the number of U.S. holders of the Company’s ordinary shares and ADSs falls below 300.

At the time of deregistration, the Company must also meet other applicable conditions, including the continuing listing on the SGX-ST as the Company’s primary trading market for at least 12 months prior to deregistration.
Less than 300 holders worldwide	As soon as the number of holders of the Company’s ordinary shares and ADSs worldwide falls below 300.
A delisting from Nasdaq does not exempt the Company from its reporting obligations under the Exchange Act. The Company must continue to satisfy its reporting obligations under the Exchange Act, including continuing to file its annual report on Form 20-F, as long as it remains registered under the Exchange Act.
The Company is currently exempt from the SGX-ST Listing Rules on the basis that it is listed on Nasdaq and subject to the reporting obligations under the Exchange Act. The Company is seeking clarification, and is awaiting a response, from the SGX-ST on whether the Company would become subject to the SGX-ST Listing Rules when it becomes delisted from Nasdaq or if and when it becomes deregistered and its U.S. reporting obligations are terminated under the Exchange Act.
Rationale for Nasdaq Delisting and Deregistration
The Company’s board of directors made the decision to delist from Nasdaq, and deregister and terminate the Company’s reporting obligations under the Exchange Act based on the following:
•	Following the completion of STSPL’s tender offer for all outstanding ordinary shares, ADSs and convertible bonds issued by the Company in May 2007 and subsequent purchases by STSPL, STSPL became the owner of approximately 83.0% of the issued ordinary shares of the Company and the Company’s ADS Nasdaq trading volume has declined significantly; and

•	Considering the declining trading volume of the Company’s ADSs on Nasdaq, the Company believes the costs associated with maintaining its Nasdaq listing and continuing with its U.S. reporting obligations outweigh the limited benefits of maintaining its Nasdaq listing and registration under the Exchange Act.

STATS ChipPAC Ltd.
Company Registration No.: 199407932D
Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint,
Singapore 569059
www.statschippac.com

Possible Suspension of or Withdrawal from Listing on SGX-ST
Delisting from Nasdaq will not affect the listing status of the Company’s ordinary shares on the SGX-ST. However, the SGX-ST may suspend the listing of the Company’s ordinary shares on the SGX-ST if STSPL, other substantial shareholders (i.e., shareholders who have an interest in 5% or more of the issued ordinary shares) and the Company’s directors, together with their respective associates (as defined in the SGX-ST Listing Rules), own in the aggregate more than 90% of the issued ordinary shares. STSPL currently owns approximately 83.0% of the issued ordinary shares of the Company. On May 17, 2007, the Company received notice that one other shareholder has voting and dispositive control over 5.02% of the issued ordinary shares of the Company and dispositive but non-voting control over an additional 1.84% of the issued ordinary shares of the Company. Accordingly, further purchases of ordinary shares and ADSs by STSPL, other substantial shareholders, the Company’s directors, or their respective associates may result in the suspension of the listing of the Company’s ordinary shares on the SGX-ST.
Furthermore, as discussed above, STSPL and Temasek may seek to cause the Company to voluntarily delist from the SGX-ST, and have also discussed with the Company the possibility of the Company voluntarily delisting from the SGX-ST. However, as any delisting from the SGX-ST is subject to certain conditions being satisfied, such as obtaining shareholders’ approval as discussed below and making an Exit Offer, there is no certainty as to whether STSPL and Temasek will proceed to seek a delisting from the SGX-ST. Furthermore, any voluntary delisting from the SGX-ST is subject to the decision of the board of directors of the Company. The Company will make an appropriate announcement in the event a decision is reached on whether or not to seek a voluntary delisting from the SGX-ST.
Under the SGX-ST Listing Rules, the SGX-ST may agree, upon the Company’s application, to delist the Company if, subject to compliance with other requirements under the SGX-ST Listing Rules, the proposal to delist is approved at a general meeting by a majority of at least 75% of the ordinary shares held by the shareholders present and voting on a poll, and the proposal is not voted against by 10% or more of the ordinary shares held by the shareholders present and voting on a poll. On a poll, each shareholder has one vote for each share that the shareholder holds. Under the SGX-ST Listing Rules, the Company’s directors and the controlling shareholder of the Company (namely, STSPL) may vote on the proposal to delist.
Delisting from the SGX-ST would mean that shareholders who continue to hold the ordinary shares after such delisting would hold shares in an unlisted company, and it is likely to be difficult for such shareholders to sell their ordinary shares in the absence of a public market for the ordinary shares. Furthermore, the Company after delisting would no longer be obliged to comply with the SGX-ST Listing Rules, in particular the corporate disclosure requirements applicable to listed companies, substantially reducing the information required to be furnished by the Company to its shareholders and to the SGX-ST.
Important Information

STATS ChipPAC Ltd.
Company Registration No.: 199407932D
Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint,
Singapore 569059
www.statschippac.com

This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities under the Exchange Act. The ordinary shares of the Company may not be offered or sold in the United States except pursuant to an effective registration statement under the Securities Act of 1933, as amended, or pursuant to a valid exemption from registration.
Forward-looking Statements
Certain statements in this release, including statements regarding the Company’s intention to withdraw the ADSs from listing on Nasdaq, amend and terminate the ADR program, terminate the registration of its ordinary shares and ADSs and reporting obligations under the Exchange Act, the possible establishment of an unsponsored ADR program and trading of any such unsponsored ADSs on the over-the-counter market, and the continued trading and listing of the Company’s ordinary shares on the SGX-ST, are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this release. Factors that could cause actual results to differ from our expectations include, but are not limited to, the ability to meet the applicable requirements for the termination of registration under the Exchange Act, and the ability to meet specific conditions imposed for the continued listing or delisting of the Company’s securities on the SGX-ST. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
About STATS ChipPAC Ltd.
STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” — NASDAQ: STTS and SGX-ST: STATSChP) is a leading service provider of semiconductor packaging design, assembly, test and distribution solutions. A trusted partner and supplier to leading semiconductor companies worldwide, STATS ChipPAC provides fully integrated, multi-site, end-to-end packaging and testing solutions that bring products to the market faster. Our customers are some of the largest wafer foundries, integrated device manufacturers (IDMs) and fabless companies in the United States, Europe and Asia. STATS ChipPAC is a leader in mixed signal testing and advanced packaging technology for semiconductors used in diverse end market applications including communications, digital consumer and computing. With advanced process technology capabilities and a global manufacturing presence spanning Singapore, South Korea, China, Malaysia, Thailand and Taiwan, STATS ChipPAC has a reputation for providing dependable, high quality test and packaging solutions. The Company’s customer support offices are centered in the United States (California’s Silicon Valley, Arizona, Texas, Massachusetts, Colorado and North Carolina). Our offices outside the United States are located in South Korea, Singapore, China, Malaysia, Thailand, Taiwan, Japan, the Netherlands and United Kingdom. STATS ChipPAC’s facilities include those of its subsidiary, STATS ChipPAC Taiwan Semiconductor Corporation (formerly known as Winstek Semiconductor Corporation), in Hsinchu District, Taiwan. These facilities offer new product introduction support, pre-production wafer sort, final test, packaging and other high volume preparatory services. Together with our research and development centers in South Korea, Singapore, Malaysia, China, Taiwan and the United States as well as test facilities in the United States, this forms a global network providing dedicated test engineering development and product engineering support for customers from design to volume production. STATS ChipPAC is listed on both the Nasdaq Stock Market (NASDAQ) and the Singapore Exchange Securities Trading Limited (SGX-ST). In addition, STATS ChipPAC is also included in the Morgan Stanley Capital International (MSCI) Index. Further information is available at www.statschippac.com. Information contained in this website does not constitute a part of this release.
Investor Relations Contact:
Tham Kah Locke
Vice President of Corporate Finance
Tel: (65) 6824 7788, Fax: (65) 6720 7826
email: kahlocke.tham@statschippac.com
Media Contact:
Lisa Lavin
Senior Marcom Manager
Tel: (208) 939 3104, Fax: (208) 939 4817
email: lisa.lavin@statschippac.com

STATS ChipPAC Ltd.
Company Registration No.: 199407932D
Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint,
Singapore 569059
www.statschippac.com